UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

DITECH HOLDING CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

93317W102
(CUSIP Number)

Edward Levy
810 Seventh Avenue, 33rd Floor New York, New York 10019 212-495-5200 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93317W102	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leon G. Cooperman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,738,676

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,738,676

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,738,676 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.69% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes in the aggregate (i) 312,901 shares of Common Stock, (ii) 2,996,019 shares of Common Stock issuable upon conversion of Issuer's Mandatorily Convertible Preferred Stock (as defined below), (iii) 239,622 shares of Common Stock issuable upon exercise of the Series A Warrants (as defined below), and (iv) 190,134 shares of Common Stock issuable upon exercise of the Series B Warrants (as defined below).
(2) The amount of Common Stock issuable upon conversion of the Mandatorily Convertible Preferred Stock is based on a conversion factor of 114.9750 as disclosed in Exhibit 3.1 to the Issuer's Form 8-K filed on February 13, 2018.
(3) Based on 4,252,500 shares of Common Stock reported to be outstanding in the Issuer's Form 8-K filed on February 2, 2018.  See Item 5(a) with respect to the shares of Common Stock beneficially held by Mr. Cooperman.

CUSIP No. 93317W102	13D	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of DITECH HOLDING CORPORATION, formerly known as Walter Investment Management Corp. (the "Issuer").  The address of the principal executive office of the Issuer is 1100 Virginia Drive, Suite 100, Form Washington, Pennsylvania 19034.
Item 2.  Identity and Background.

(a) The name of the reporting person is Leon G. Cooperman ("Mr. Cooperman").
(b) The address of Mr. Cooperman is St. Andrew's Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.
(c) Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware.  Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles.  Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P. ("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"), and also the general partner of the exempted limited partnership registered in the Cayman Islands known as Omega Credit Opportunities Master Fund, LP ("Credit LP").  These entities are private investment firms engaged in the purchase and sale of securities for investment for their own account.
Mr. Cooperman is the President, CEO, and sole stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman control said entity.
Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a registered address at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands, British West Indies.  Mr. Cooperman has investment discretion over Overseas' portfolio investments and is deemed to controls such investments.
Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Credit LP and Overseas. The principal business office of Associates, Capital LP, Investors LP, Equity LP, Credit LP, Overseas and Advisors is 810 Seventh Avenue, 33rd Floor, New York, New York 10019.
(d) During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Cooperman was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Such proceeding is described below.
In September 2016, the Securities and Exchange Commission ("SEC") filed a lawsuit against Mr. Cooperman and Omega Advisors, Inc., in the United States District Court for the Eastern District of Pennsylvania, captioned SEC v. Cooperman et al., 16-cv-5043.  The SEC's complaint asserted a claim under Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") based on allegations that Mr. Cooperman traded in securities of a publicly traded company in July 2010 on the basis of material nonpublic information.  The complaint also asserted claims under Section 13(d) and Section 16(a) of the Exchange Act based on allegations that Mr. Cooperman did not timely report information about holdings and transactions in securities of publicly traded companies that he beneficially owned.  In May 2017, Mr. Cooperman consented to the entry of a final judgment, which the court entered later that month.  Among other things, the final judgment—in which Mr. Cooperman neither admitted nor denied wrongdoing—permanently enjoined Mr. Cooperman from violating Section 10(b), Section 13(d), and Section 16(a) of the Exchange Act; directed Mr. Cooperman to pay $4,947,139 in disgorgement, prejudgment interest, and civil penalties; and required Mr. Cooperman to retain an independent compliance consultant.
(f) Mr. Cooperman is a citizen of the United States of America.
Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Cooperman acquired beneficial ownership of shares of Common Stock, Series A Warrants (as defined below) and Series B Warrants (as defined below) on the Effective Date (as defined below) pursuant to the Plan (as defined below) in exchange for Mr. Cooperman's Convertible Notes (as defined below).  Mr. Cooperman acquired shares of Mandatorily Convertible Preferred Stock on the Effective Date pursuant to the Plan in exchange for Mr. Cooperman's Senior Notes (as defined below).  Mr. Cooperman previously used working capital to acquire the Senior Notes and Convertible Notes.

CUSIP No. 93317W102	13D	Page 4 of 7 Pages

Item 4.  Purpose of Transaction.

On November 30, 2017, Walter Investment Management Corp. filed a voluntary petition under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Court") to pursue its previously announced Prepackaged Chapter 11 Plan of Reorganization, dated November 6, 2017.  On January 17, 2018, the Court approved the Amended Prepackaged Chapter 11 Plan of Walter Investment Management Corp. and the Affiliate Co-Plan Proponents (the "Plan"), and on January 18, 2018, entered an order confirming such approval.
On February 9, 2018 (the "Effective Date"), the Plan became effective pursuant to its terms and the actions contemplated therein were consummated.
On the Effective Date, Walter Investment Management Corp. changed its name to Ditech Holdings Corporation.
On the Effective Date, pursuant to the Plan, holders of Walter Investment Management Corp.'s 7.875% Senior Notes due 2021 (the "Senior Notes") before the Effective Date, exchanged the Senior Notes for New Second Lien Notes (as defined herein) and Mandatorily Convertible Preferred Stock (as defined herein) at a rate of 464.11293167 of the Issuer's new 9.00% Second Lien Senior Subordinated PIK Toggle Notes due 2024 (the "New Second Lien Notes") and 0.18564517 shares of the Mandatorily Convertible Preferred Stock, par value $0.01 per share (the "Mandatorily Convertible Preferred Stock"), per $1,000 principal amount of Senior Notes.  The New Second Lien Notes will mature on December 31, 2024.  Interest on the New Second Lien Notes will accrue at a rate of 9.00% per annum payable semi-annually in arrears on June 15 and December 15 of each year.  The aggregate number of shares of Common Stock issuable by the Issuer for each share of Mandatorily Convertible Stock shall be the product of (a) the aggregate number of shares of Mandatorily Convertible Preferred Stock being converted multiplied by 114.9750, the conversion multiple, which is subject to adjustment.  The Mandatorily Convertible Preferred Stock may be converted into shares of New Common Stock (i) at the election of the holder thereof after the Effective Date and (ii) as a class in its entirety, in whole but not in part, at any time after the Effective Date, at the option of the holders of 66 2/3 % of the Mandatorily Convertible Preferred Stock then outstanding.  The Mandatorily Convertible Preferred Stock, as a class in its entirety, shall be mandatorily convertible at the earliest of (i) February 9, 2023, (ii) at any time following one year after the Effective Date, the time that the volume weighted average pricing of the Common Stock exceeds 150% of the conversion price per share for at least 45 trading days in a 60 consecutive trading day period, including each of the last 20 days in such 60 consecutive trading day period, and (iii) a change of control transaction in which the consideration paid or payable per share of Common Stock is greater than or equal to $8.6975.
On the Effective Date, pursuant to the Plan, holders of Walter Investment Management Corp.'s 4.50% Convertible Senior Subordinated Notes due 2019 (the "Convertible Notes") before the Effective Date, exchanged the Convertible Notes for Common Stock, Series A Warrants and Series B Warrants at a rate of 8.76919731 shares of Common Stock, 14.94011581 Series A Warrants and 11.85465711 Series B Warrants per $1,000 principal amount of Convertible Notes.  Each Series A Warrant is exercisable for one share of Common Stock on a cash or cashless basis at an exercise price of $20.63 per share.  Each Series B Warrant is exercisable for one share of Common Stock on a cash or cashless basis at an exercise price of $28.25 per share.  All unexercised warrants shall expire on the 10th anniversary of the Effective Date.
On the Effective Date, pursuant to the Plan, holders of existing shares of Walter Investment Management Corp.'s common stock (the "Old Common Stock") before the Effective Date, exchanged the Old Common Stock at a rate of 0.05689208 shares of Common Stock, 0.09692659 Series A Warrants and 0.07690920 Series B Warrants per share of existing Old Common Stock.
On the Effective Date, pursuant to the Plan, Mr. Cooperman, received 140,647 shares of Common Stock, 26,058 shares of Mandatorily Convertible Preferred Stock, 239,622 Series A Warrants and 190,134 Series B Warrants. These securities were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933 contained in Section 1145(a) of the Bankruptcy Code.
On the Effective Date and pursuant to the Plan, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with certain parties (the "Holders"), including Capital LP, Investors LP, Equity LP, Overseas and Credit LP, that received shares of the Issuer's Common Stock, Series A Warrants, Series B Warrants and Mandatorily Convertible Preferred Stock.  The Registration Rights Agreement provides the Holders with registration rights of the Holders' Registrable Securities (as defined in the Registration Rights Agreement).  Pursuant to the Registration Rights Agreement, the Issuer agreed to file, within 60 days of the receipt of a request by the Holders of at least 40% of the Registrable Securities, an initial shelf registration statement covering resales of the Registrable Securities held by the Holders. Subject to limited exceptions, the Issuer is required to maintain the effectiveness of any such registration statement until the earlier of (i) three years following the Effective Date and (ii) the date that all Registrable Securities covered by the shelf registration statement are no longer Registrable Securities.  In addition, the Holders beneficially holding 10% or more of the Common Stock have the right to demand that the Issuer effect the registration of any or all of the Registrable Securities and/or effectuate the distribution of any or all of their Registrable Securities by means of an underwritten shelf takedown offering.

CUSIP No. 93317W102	13D	Page 5 of 7 Pages

Mr. Cooperman beneficially owns the Common Stock for investment purposes. Mr. Cooperman intends to review alternatives with respect to his investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer's business, financial condition, results of operations and strategic direction, conditions in the securities and capital markets in general and those for the Common Stock in particular, Mr. Cooperman's overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to Mr. Cooperman, and general economic and industry conditions and applicable regulatory and legal constraints, Mr. Cooperman may, from time to time and at any time in the future, take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, communicating with the Issuer's board of directors and other stockholders, industry participants and other interested or relevant parties about the Issuer, further acquisitions of the Common Stock or disposal of some or all of the Common Stock currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions, entering into financial instruments or other agreements which increase or decrease Mr. Cooperman's economic exposure with respect to his investment in the Issuer and/or changing the form of ownership of securities of the Issuer by Mr. Cooperman, and or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).
Item 5.  Interest in Securities of the Issuer.

(a) Mr. Cooperman may be deemed the beneficial owner of 3,738,676 shares of Common Stock, which constitutes approximately 48.69% of the total number of Common Stock outstanding.  This beneficial ownership includes: (i) 38,584 shares of Common Stock beneficially owned by Capital LP, 544,177 shares of Common Stock beneficially owned by Capital LP issuable upon conversion of the Mandatorily Convertible Preferred Stock, 65,736 shares of Common Stock beneficially owned by Capital LP issuable upon exercise of the Series A, and 52,160 shares of Common Stock beneficially owned by Capital LP issuable upon exercise of the Series B Warrants, (ii) 10,084 shares of Common Stock beneficially owned by Investors LP, 281,459 shares of Common Stock beneficially owned by Investors LP issuable upon conversion of the Mandatorily Convertible Preferred Stock, 17,181 shares of Common Stock beneficially owned by Investors LP issuable upon exercise of the Series A, and 13,632 shares of Common Stock beneficially owned by Investors LP issuable upon exercise of the Series B Warrants, (iii) 194,703 shares of Common Stock beneficially owned by Equity LP, 543,717 shares of Common Stock beneficially owned by Equity LP issuable upon conversion of the Mandatorily Convertible Preferred Stock, 38,246 shares of Common Stock beneficially owned by Equity LP issuable upon exercise of the Series A, and 30,347 shares of Common Stock beneficially owned by Equity LP issuable upon exercise of the Series B Warrants, (iv) 50,852 shares of Common Stock beneficially owned by Credit LP, 1,082,490 shares of Common Stock beneficially owned by Credit LP issuable upon conversion of the Mandatorily Convertible Preferred Stock, 86,637 shares of Common Stock beneficially owned by Credit LP issuable upon exercise of the Series A, and 68,745 shares of Common Stock beneficially owned by Credit LP issuable upon exercise of the Series B Warrants and (v) 18,678 shares of Common Stock beneficially owned by Overseas, 544,177 shares of Common Stock beneficially owned by Overseas issuable upon conversion of the Mandatorily Convertible Preferred Stock, 31,822 shares of Common Stock beneficially owned by Overseas issuable upon exercise of the Series A, and 25,250 shares of Common Stock beneficially owned by Overseas issuable upon exercise of the Series B Warrants.
(b) Mr. Cooperman has voting power over all of the above Common Stock. This includes: (i) 38,584 shares of Common Stock beneficially owned by Capital LP, 544,177 shares of Common Stock beneficially owned by Capital LP issuable upon conversion of the Mandatorily Convertible Preferred Stock, 65,736 shares of Common Stock beneficially owned by Capital LP issuable upon exercise of the Series A, and 52,160 shares of Common Stock beneficially owned by Capital LP issuable upon exercise of the Series B Warrants, (ii) 10,084 shares of Common Stock beneficially owned by Investors LP, 281,459 shares of Common Stock beneficially owned by Investors LP issuable upon conversion of the Mandatorily Convertible Preferred Stock, 17,181 shares of Common Stock beneficially owned by Investors LP issuable upon exercise of the Series A, and 13,632 shares of Common Stock beneficially owned by Investors LP issuable upon exercise of the Series B Warrants, (iii) 194,703 shares of Common Stock beneficially owned by Equity LP, 543,717 shares of Common Stock beneficially owned by Equity LP issuable upon conversion of the Mandatorily Convertible Preferred Stock, 38,246 shares of Common Stock beneficially owned by Equity LP issuable upon exercise of the Series A, and 30,347 shares of Common Stock beneficially owned by Equity LP issuable upon exercise of the Series B Warrants, (iv) 50,852 shares of Common Stock beneficially owned by Credit LP, 1,082,490 shares of Common Stock beneficially owned by Credit LP issuable upon conversion of the Mandatorily Convertible Preferred Stock, 86,637 shares of Common Stock beneficially owned by Credit LP issuable upon exercise of the Series A, and 68,745 shares of Common Stock beneficially owned by Credit LP issuable upon exercise of the Series B Warrants and (v) 18,678 shares of Common Stock beneficially owned by Overseas, 544,177 shares of Common Stock beneficially owned by Overseas issuable upon conversion of the Mandatorily Convertible Preferred Stock, 31,822 shares of Common Stock beneficially owned by Overseas issuable upon exercise of the Series A, and 25,250 shares of Common Stock beneficially owned by Overseas issuable upon exercise of the Series B Warrants.
(c) The information in Item 4 is incorporated by reference.  The following table details the transactions effected by Mr. Cooperman after the Effective Date.
Date of Transaction	Type of Transaction	Number of Issuer Common Stock	Price per Issuer Common Stock	How the Transaction was Effected
2/13/2018	Purchase of Common Stock	150,954	$10.5336	Purchased on the NYSE
2/14/2018	Purchase of Common Stock	21,300	$10.60	Purchased on the NYSE
(d) Not applicable.
(e) Not applicable.

CUSIP No. 93317W102	13D	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See "Item 4. Purpose of the Transaction" for a summary description of the Registration Rights Agreement, New Second Lien Notes, Series A Warrants and Series B Warrants. Other than the foregoing, Mr. Cooperman is not aware of any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to the securities of the Issuer required to be described herein.
Item 7.  Material to Be Filed as Exhibits.

3.1
Disclosure Statement relating to the Prepackaged Chapter 11 Plan of Reorganization of Walter Investment Management Corp. and the Affiliate Co-Plan Proponents, dated as of November 6, 2017 (Incorporated by reference from Exhibit T3E.1 contained in the Issuer's Form T-3 filed by Walter Investment Management Corp. on November 6, 2017)

3.2
Registration Rights Agreement, among Ditech Holding Corporation (f/k/a Walter Investment Management Corp.) and the holders party thereto, dated as of February 9, 2018 (Incorporated by reference to Exhibit 10.4 contained in the Current Report on Form 8-K filed by Ditech Holding Corporation on February 9, 2018)

3.3
Series A Warrant Agreement, between Ditech Holding Corporation (f/k/a Walter Investment Management Corp.) and Computershare Inc. and Computershare Trust Company, N.A., dated as of February 9, 2018 (Incorporated by reference to Exhibit 10.2 contained in the Current Report on Form 8-K filed by Ditech Holding Corporation on February 9, 2018)

3.4
Series B Warrant Agreement, between Ditech Holding Corporation (f/k/a Walter Investment Management Corp.) and Computershare Inc. and Computershare Trust Company, N.A., dated as of February 9, 2018 (Incorporated by reference to Exhibit 10.3 contained in the Current Report on Form 8-K filed by Ditech Holding Corporation on February 9, 2018)

3.5
Indenture for 9.0% Second Lien Senior Subordinated PIK Toggle Notes due 2024, among Ditech Holding Corporation (f/k/a Walter Investment Management Corp.), each of the guarantors party thereto, and Wilmington Savings Fund Society, FSB, as trustee and collateral agent, dated as of February 9, 2018 (Incorporated by reference to Exhibit 4.2 contained in the Current Report on Form 8-K filed by Ditech Holding Corporation on February 9, 2018)

CUSIP No. 93317W102	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN

/s/ Edward Levy
Name

Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016

February 20, 2018
Date

Dated: February 20, 2018